Exhibit 12

Delco Remy International, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended July 31,				Five Months Ended December 31,				Year Ended December 31,				Three Months Ended March 31,
	1999		2000		1999		2000		2001	2002		2003	2003	2004
Earnings:
Income (loss) from continuing operations before income taxes (benefit), minority interest, loss (income) from unconsolidated joint ventures and cumulative effect of change in accounting principle	$37,385		$32,717		$20,552		$20,336		$(36,287)	$18,483		$(140,917)	$(41,992)	$7,845
Fixed charges	43,411		45,627		18,122		20,748		53,739	57,967		67,486	15,450	17,453

Total Earnings	$80,796		$78,344		$38,674		$41,084		$17,452	$76,450		$(73,431)	$(26,542)	$25,298

Fixed Charges:
Interest expense (a)	$40,915		$42,726		$17,082		$19,458		$50,800	$54,786		$62,151	$14,116	$16,202
Implicit interest in rent expense (b)	2,496		2,901		1,040		1,290		2,939	3,181		5,335	1,334	1,251

Total Fixed Charges	$43,411		$45,627		$18,122		$20,748		$53,739	$57,967		$67,486	$15,450	$17,453

Ratio of Earnings to Fixed Charges (c)	1.9	x	1.7	x	2.1	x	2.0	x	—	1.3	x	—	—	1.4	x

(a)	Includes interest expense, amortization of debt issuance costs and discount on indebtedness.

(b)	One-third of rental expense is deemed to be interest.

(c)	The deficiency of earnings to fixed charges was $36.3 million and $140.9 million during the years ended December 31, 2001 and 2003, respectively, and $42.0 million during the three months ended March 31, 2003. On a pro forma basis, to show the effect of the application of the proceeds from the offering of the old notes, the ratio of earnings to fixed charges for the three months ended March 31, 2004 and the deficiency of earnings to fixed charges for the year ended December 31, 2003 each changed by less than 10 percent as compared with the amounts reported.